

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 7010

June 11, 2007

Via U.S. Mail and Fax (604-685-6940)
Mr. Simon J. Anderson
Chief Financial Officer
Buffalo Gold, Ltd.
1055 West Hastings Street, Suite 300
Vancouver, BC V6E 2E9

> **Re:** **Buffalo Gold, Ltd.**
> **Form 20-F/A for the Fiscal Year Ended December 31, 2005**
> **Filed June 13, 2006**
> **File No. 0-30150**

Dear Mr. Anderson:

We have completed our review of your Form 20-F/A and related filings and do not, at this time, have any further comments.

Sincerely,

/s/ April Sifford

April Sifford
Branch Chief Accountant